EXHIBIT 99.2

Midroog Ltd. Raised the Local Rating for B Communications’ Series B Debentures
from A1.il to Aa3.il with a Stable Outlook

Ramat Gan, Israel – February 9, 2016 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) (the “Company”) announced today that Midroog Ltd., an Israeli rating company affiliated with Moody’s (“Midroog”), has raised the local rating of its Series B Debentures from A1.il to Aa3.il, while maintaining a stable outlook.

Commenting on the news, Mr. Doron Turgeman, the Company’s CEO stated, “We are very pleased with Midroog's announcement, and very proud to become part of Israel's AA issuers group. During the last 24 months we improved our financial position significantly, and market's yields as well as Midroog rating report and the "notch up" received, speaks for themselves. With 25.7% LTV ratio and a very strong credit profile we are moving forward to our new era".

The following is a summary of primary considerations for the rating, as indicated by Midroog:

1.	The rating increase reflects the significant improvement in the Company’s liquidity cushion following the sale of about 4.2% of the shares of Bezeq (with proceeds of approximately NIS 982 million) and a significant decrease in the Company’s net financial debt. Midroog noted the significant improvement in the Company’s debt service ratios, its leverage ratios (LTV - in addition to the increase in the value of Bezeq) and expanded coverage ratios.

2.	The rating is supported by the strength of the business and financial profile of Bezeq (Aa2 with a stable outlook), the largest and leading communications group in Israel, with the largest and most advanced communications infrastructure in Israel. The gap between the rating of the debentures of the Company and the rating of the debentures of Bezeq reflect the additional credit risk, arising from the deferred debt in the Company compared to the debt of Bezeq. In reaching its determination, Midroog examined the Company’s ability to service its debt, which is dependent on the Company’s holdings of f Bezeq shares and the dividends expected to be received from them, while taking into account the debt servicing ratios, the cash flow coverage ratios, the levels of leverage, liquidity and financial flexibility of the Company.

3.	Midroog estimates that Bezeq will continue to generate strong cash flows and profit, and distribute substantial dividends in the short and medium terms, in a manner supporting the Company’s debt service ratios during that period of time. In accordance with Midroog's base scenario regarding the dividends expected from Bezeq and the pro-forma liquidity cushion after the sale of the shares in each of the levels, the Company’s debt service ratios are expected to fluctuate in the short and medium terms between 4.3 and 5.7.

4.	Midroog stated that the Company has a security cushion in the form of a level of liquidity that is clearly favorable. In Midroog’s estimate, the Company has a relatively comfortable debt structure, providing the Company with the ability to repay its liabilities from its business activity and from the liquidity balances in its possession in upcoming years, without being required to refinance its outstanding debt.

5.	Midroog also stated that there was a significant improvement in the Company’s leverage ratios in light of the significant increase in the market value of the Company’s Bezeq shares and a significant decrease in its net debt. These contributed to a decrease in the Company’s leverage, which is expressed in LTV (MTM) on a spot basis of about 25.7% and the projected expanded coverage ratios, which are expected to range between 3.5 to 3.9.

The stable rating outlook reflects the Company’s improved liquidity level and Midroog’s estimate of stability in the debt servicing ratios in the short and medium terms.

The above description of Midroog’s report is only a short summary of the main points and it should not be relied upon as a complete description of the full report. The full and report can be viewed at http://maya.tase.co.il.

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp., Ltd. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

ISRAEL

Hadas Friedman - Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

INTERNATIONAL

Philip Carlson / Brad Nelson – KCSA

bcom@kcsa.com / Tel: +1-212-896-1233 / 1217